Exhibit 12.1

Rexnord Corporation and Subsidiaries
COMPUTION OF RATIO OF EARNINGS TO FIXED CHARGES
(in Millions)

	Fiscal Year Ended March 31,
	2008	2009	2010	2011	2012
Earnings available for fixed charges:
(Loss) income from continuing operations before income taxes	$(1.7)	$(501.0)	$118.6	$(61.4)	$41.4
Distributed income of equity investees	1.7	—	0.4	1.2	—
Fixed charges	258.5	235.3	199.0	185.8	182.2
Total earnings available for fixed charges	$258.5	$(265.7)	$318.0	$125.6	$223.6

Fixed charges:
Interest expensed and capitalized (1)	$254.3	$230.4	$194.2	$180.8	$176.2
Interest (representative of rental expense) (2)	4.2	4.9	4.8	5.0	6.0
Total fixed charges	$258.5	$235.3	$199.0	$185.8	$182.2

Ratio of earnings to fixed charges	1.0	See note (3)	1.6	0.7	1.2

1.	Fixed charges including amortized premiums, discounts and capitalized expenses related to indebtedness.

2.	An estimate of the interest within rental expense (total rent expense) 33%.

3.	No ratio is presented for the fiscal year ended March 31, 2009 as the earnings for that period were insufficient to cover fixed charges by $501.0 million.